Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-166538 on Form S-4 of our reports dated February 25, 2010, relating to the (1) consolidated financial statements and financial statement schedule of Mead Johnson Nutrition Company and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the financial statement allocations of expenses from Bristol-Myers Squibb Company) and (2) the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Mead Johnson Nutrition Company for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 3, 2010